UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525103
(CUSIP Number of Class of Securities)

JS ACQUISITION, INC.
(Offeror)
JS ACQUISITION, LLC
(The parent of Offeror)
Jeffrey H. Smulyan
(The controlling person of Offeror)
EMMIS COMMUNICATIONS CORPORATION
(Issuer)
(Name of Filing Persons (identifying status as offeror, issuer and other person))

Jeffrey H. Smulyan
JS Acquisition, Inc.
JS Acquisition, LLC
c/o James A. Strain
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

James M. Dubin, Esq.
Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$71,344,514	$5,086.86

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Class A Common Stock of Emmis Communications Corporation, an Indiana corporation (“Emmis”), par value $0.01 per share (the “Shares”) by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis and JS Acquisition, LLC, an Indiana limited liability company that is wholly-owned by Mr. Smulyan (“JS Parent”), that are not Shares to be contributed to Emmis and cancelled pursuant to the Rollover Agreement (as defined in the Offer to Purchase) or Shares beneficially owned by JS Parent, JS Acquisition, Mr. Smulyan, his affiliates and Alden Global Capital (together with its affiliates and related parties, “Alden”), at a purchase price of $2.40 per Share in cash, without interest and less any applicable withholding taxes. As of May 17, 2010, there were 32,910,753 Shares outstanding. Of the outstanding Shares, 62,941 Shares are held by Mr. Smulyan and his affiliates, 1,406,500 Shares are held by Alden Global Distressed Opportunities Master Fund, L.P. and 1,714,431 Shares will be contributed to Emmis and cancelled pursuant to the Rollover Agreement. Accordingly, this calculation assumes the purchase of 29,726,881 Shares for $71,344,514.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 12, 2009. The fee equals $71.30 per one million dollars of transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, 11 and 13
Item 10. Financial Statements
Item 12. Exhibits
EXHIBIT INDEX
Item 13. Information Required by Schedule 13E-3
Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Purposes, Alternatives, Reasons and Effects
Item 8. Fairness of the Transaction
Item 9. Reports, Opinions, Appraisals and Negotiations
Item 10. Source and Amount of Funds or Other Considerations
Item 11. Interest in Securities of the Subject Company
Item 12. The Solicitation or Recommendation
Item 13. Financial Statements
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Item 15. Additional Information
Item 16. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.I
EX-99.A.1.II
EX-99.A.1.III
EX-99.A.1.IV
EX-99.A.1.V
EX-99.A.1.VI
EX-99.A.1.VII
EX-99.A.1.X
EX-99.A.5.I
EX-99.A.5.II
EX-99.A.5.III
EX-99.A.5.IV
EX-99.A.5.V

     This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, the “Schedule TO”) relates to the offer by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, an Indiana corporation (“Emmis”) and JS Acquisition, LLC, an Indiana limited liability company that is wholly-owned by Mr. Smulyan (“JS Parent”) to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”), that are not Shares to be contributed to Emmis and cancelled pursuant to the Rollover Agreement or Shares beneficially owned by JS Parent, JS Acquisition, Mr. Smulyan, his affiliates and Alden Global Capital (together with its affiliates and related parties, “Alden”), a private asset management company with over $3 billion under management. The offer price is $2.40 per Share in cash, without interest and less any applicable withholding taxes. The offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Emmis filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”) with the U.S. Securities and Exchange Commission on June 2, 2010, which will be mailed to the shareholders of Emmis together with the Offer to Purchase.
     All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in this Schedule TO or the Offer to Purchase.
Items 1 through 9, 11 and 13.
     The information in the Offer to Purchase, including all schedules thereto, a copy of which is attached hereto as Exhibit (a)(l)(i) is incorporated herein by reference and is supplemented by the information specifically provided herein.
Item 10. Financial Statements.
     (a) Financial statements for JS Acquisition and JS Parent are not material because the consideration offered consists solely of cash and the Offer is for all outstanding securities of the subject class. The only financing condition to which the Offer is subject is that Alden Media Holdings, LLC (“Alden Media”) pays cash, when due, to JS Parent in the amount of $90.0 million, which amount will be adjusted, to the extent funds are required to provide cash consideration to holders of Existing Preferred Stock that do not tender their shares of Existing Preferred Stock in the Offer and/or to pay various expenses in connection with the Transactions, pursuant to the Securities Purchase Agreement, dated May 24, 2010 by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media, JS Parent and Mr. Smulyan (the “Alden Purchase Agreement”). Alden Media’s obligation to fund such amount is not contingent upon JS Acquisition’s or JS Parent’s financial condition, but is subject to other conditions set forth in the Alden Purchase Agreement. JS Acquisition was formed for the purpose of engaging in a going private transaction with Emmis and has carried on no other activities other than in connection with the Offer, the Merger and prior potential transactions. JS Parent was formed for the purpose of completing the Offer and the Merger and has carried on no other activities other than in connection with the Offer and the Merger. Both JS Acquisition and JS Parent have no significant assets or liabilities other than those incidental to the acquisition of Emmis. Therefore, JS Acquisition and JS Parent have no meaningful historical financial information. JS Acquisition will only be able to complete the Offer if JS Parent receives the purchase price contemplated by the Alden Purchase Agreement.
     The information set forth in Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” of Emmis’ Schedule 14D-9 and “The Offer” (Section 8 – Certain Information Concerning Jeffrey H. Smulyan, JS Acquisition and JS Parent; Section 10 – Source and Amount of Funds; Section 13 – Merger Agreement; Other Agreements – Alden Purchase Agreement) of the Offer to Purchase is incorporated herein by reference.
     (b) Pro forma financial information is not material to the Offer because Mr. Smulyan currently holds securities giving him more than a majority of the voting power of the common equity securities of Emmis and will continue to do so after completion of the Offer.
Item 12. Exhibits.

Exhibit	Description
(a)(1)(i)	Offer to Purchase, dated June 2, 2010.

EXHIBIT INDEX

Exhibit	Description
*(a)(1)(i)	Offer to Purchase, dated June 2, 2010.

*(a)(1)(ii)	Letter of Transmittal.

*(a)(1)(iii)	Notice of Guaranteed Delivery.

*(a)(l)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(l)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(l)(vi)	Letter to Participants in the Emmis Operating Company 401(k) Plan.

*(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.

(a)(1)(viii)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

(a)(1)(ix)	Press Release, dated May 25, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on May 26, 2010).

*(a)(1)(x)	Press Release, dated June 2, 2010, issued by JS Acquisition, Inc.

(a)(2)(i)	Proxy Statement/Offer to Exchange, dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(a)(5)(i)	Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010.

* (a)(5)(ii)	Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010.

* (a)(5)(iii)	Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010.

* (a)(5)(iv)	Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh,Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010.

*(a)(5)(v)	Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010.

(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition, Inc. (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

(d)(ii)	Agreement and Plan of Merger, dated May 25, 2010, by and among JS Acquisition, LLC, JS Acquisition, Inc. and Emmis Communications Corporation (incorporated by reference to Appendix IV to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

(d)(iii)	Securities Purchase Agreement dated May 24, 2010 by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (the “Alden Purchase Agreement”) (incorporated by reference to Appendix II to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

(d)(iv)	Form of Amended and Restated Operating Agreement to be entered into by and among Alden Media Holdings, LLC, Jeffrey H. Smulyan, JS Acquisition, LLC and certain other parties on the date of the closing of the transactions contemplated by the Alden Purchase Agreement (incorporated by reference to Appendix III to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

(d)(v)	Form of Registration Rights Agreement to be entered into by and among JS Acquisition, LLC, Alden Media Holdings, LLC and Jeffrey H. Smulyan on the date of the closing of the transactions contemplated by the Alden Purchase Agreement (incorporated by reference to Exhibit (d)(v) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

(d)(vi)	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC, and the Rolling Shareholders (as defined therein) (incorporated by reference to Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A, filed by Jeffrey H. Smulyan with the SEC on May 27, 2010).

(d)(vii)	Form of Indenture between Emmis Communications Corporation and U.S. Bank National Association, as trustee with respect to the 12% PIK Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit T3C on the Application on Form T-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*	Filed herewith
Item 13. Information Required by Schedule 13E-3.
Item 1. Summary Term Sheet.
     The information set forth in “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a)—(b) The information set forth in “Summary Term Sheet”, “Questions and Answers”, “Introduction” and “The Offer” (Section 8 –Possible Actions by Mr. Smulyan with Regard to Emmis if the Offer is Not Completed) of the Offer to Purchase and Item 1 “Subject Company Information” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
     (c)—(d) The information set forth in “The Offer” (Section 6 – Price Range of Shares; Dividends; and Section 12 – Effect of Dividends and Other Distributions by Emmis) of the Offer to Purchase and Item 1 “Subject Company Information” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
     (e)—(f) Not applicable.
Item 3. Identity and Background of Filing Person.
     (a)—(d) The information set forth in “Summary Term Sheet”, “Questions and Answers”, “Introduction” and “The Offer” (Section 8 — Certain Information Concerning Jeffrey H. Smulyan, JS Acquisition and JS Parent)

and Schedule A (Information Concerning the Directors and Executive Officers of JS Acquisition and JS Parent) of the Offer to Purchase and Item 2 “Identity and Background of the Filing Person” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The information set forth in “Summary Term Sheet”, “Questions and Answers”, “Introduction”, “Special Factors” (Section 2 — Purpose of and Reasons for the Offer and the Merger; The Purchaser Group’s Plans for Emmis After the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger; Section 3 – The Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger; Section 6 – Transactions and Arrangements Concerning the Shares) and “The Offer” (Section 1 – Terms of the Offer; Section 2 – Acceptance for Payment and Payment for Shares; Section 3 – Procedure for Accepting the Offer and Tendering Shares; Section 4 – Withdrawal Rights; Section 5 – Material U.S. Federal Income Tax Consequences; Section 10 – Source and Amount of Funds; Section 11 – Conditions of the Offer; Section 16 – Fees and Expenses) of the Offer to Purchase and Item 2 “Identity and Background of the Filing Person” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
     (b) Not applicable.
     (c) The information set forth in “Summary Term Sheet”, “Questions and Answers”, “Introduction”, “Special Factors” (Section 6 – Transactions and Arrangements Concerning the Shares) and “The Offer” (Section 1 – Terms of the Offer; Section 13 – Merger Agreement; Other Agreements) of the Offer to Purchase is incorporated herein by reference.
     (d) The information set forth in “The Offer” (Section 9 – Merger and Dissenters’ Rights; “Going Private” Rules) and Schedule D (§ 23-1-44 of the Indiana Business Corporation Law) of the Offer to Purchase and Item 8 “Additional Information – Dissenters’ Rights” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
     (e) JS Acquisition has not made any provisions in connection with the Offer or the Merger to grant holders of shares (other than the Interested Party Shares) access to the corporate files of Emmis or to obtain counsel or appraisal services at its expense. JS Acquisition believes that the Schedule TO together with the other filings made by it and Emmis with the SEC, provide adequate information for holders of shares (other than the Interested Party Shares) to make an informed decision with respect to the Offer.
     (f) Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a)—(e) The information set forth in “Summary Term Sheet”, “Questions and Answers”, “Introduction”, “Special Factors” (Section 1 –Background of the Offer; Past Contacts and Negotiations with Emmis; Section 2 – Purpose of and Reasons for the Offer and the Merger; The Purchaser Group’s Plans for Emmis After the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger; Section 6 – Transactions and Arrangements Concerning the Shares; Section 7 – Related-Party Transactions; Section 8 – Possible Actions by Mr. Smulyan with Regard to Emmis if the Offer is Not Completed), “The Offer” (Section 11 – Conditions of the Offer; Section 13 – Merger Agreement; Other Agreements, Schedule C (Related-Party Transactions) of the Offer to Purchase and Item 3 “Past Contracts, Transactions, Negotiations and Agreements – Certain Arrangements between Emmis and its Executive Officers, Directors and Affiliates; Certain Arrangements between Emmis, the Purchaser Group, Alden, the Rolling Shareholders and their respective Affiliates”; Item 4 “The Solicitation or Recommendation – Background and Reasons for the Recommendation of the Board”; Item 7 “Purposes of the Transactions and Plans or Proposals” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
     Except as set forth therein, there have been no negotiations, transactions or material contacts during the past two years which would be required to be disclosed under this Item 5 between any of the Purchaser Group, Alden or the Rolling Shareholders or any of their respective affiliates or subsidiaries or, to the best knowledge of JS Acquisition, any of those persons listed on Schedule A (Information Concerning the Directors and Executive Officers of JS Acquisition and JS Parent) of the Offer to Purchase, on the one hand, and Emmis or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities of Emmis, an election of directors of Emmis or sale or transfer of a material amount of assets of Emmis.

Item 6. Purposes of the Transaction and Plans or Proposals.
     (a)—(c) The information set forth in “Summary Term Sheet”, “Questions and Answers”, “Introduction”, “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis; Section 2 — Purpose of and Reasons for the Offer and the Merger; The Purchaser Group’s Plans for Emmis After the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger; Section 9 — Effects of the Offer and the Merger) and “The Offer” (Section 14 — Certain Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations) of the Offer to Purchase and Item 3 “Past Contacts, Transactions, Negotiations and Agreements — The Purchase Group’s Plans for Emmis”; Item 7 “Purposes of the Transaction and Plans or Proposals” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a)-(d) The information set forth in “Summary Term Sheet”, “Questions and Answers”, “Introduction”, “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis; Section 2 — Purpose of and Reasons for the Offer and the Merger; The Purchaser Group’s Plans for Emmis After the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger; Section 3 — The Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger; Section 9 — Effects of the Offer and the Merger), “The Offer” (Section 5 — Material U.S. Federal Income Tax Consequences; Section 14 — Certain Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations) of the Offer to Purchase and Item 4 “The Solicitation or Recommendation — Background; Reasons and Factors for the Recommendation of the Board” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
Item 8. Fairness of the Transaction.
     (a)-(f) The information set forth in “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis; Section 2 — Purpose of and Reasons for the Offer and the Merger; The Purchaser Group’s Plans for Emmis After the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger; Section 3 — The Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger; Section 4 — Position of the Board and the Committee; Section 5 — Certain Projected Emmis Financial Information), “The Offer” (Section 9 — Merger and Dissenters’ Rights; “Going Private” Rules; Section 11 — Conditions of the Offer) of the Offer to Purchase and Item 4 “The Solicitation or Recommendation”; Item 5 “Persons/Assets Retained, Employed Compensated or Used” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations.
     (a)-(c) The information set forth in “Introduction”, “Summary Term Sheet”, “Questions and Answers”, “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis; Section 2 — Purpose of and Reasons for the Offer and the Merger; The Purchaser Group’s Plans for Emmis After the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger; Section 3 — The Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger; Section 4 - Position of the Board and the Committee; of the Offer to Purchase and Item 4 “The Solicitation or Recommendation — Background; Opinion of Morgan Stanley & Co. Incorporated”; Item 5 “Persons/Assets Retained, Employed, Compensated or Used” and Annex A (Opinion of Morgan Stanley & Co. Incorporated) and Annex B (Materials Prepared for Discussion of Morgan Stanley & Co. Incorporated) to Emmis’ Schedule 14D-9 is incorporated herein by reference.
Item 10. Source and Amount of Funds or Other Considerations.
     (a)-(d) The information set forth in “Summary Term Sheet”, “Questions and Answers”, “Introduction”, “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis; Section 8 —Possible Actions by Mr. Smulyan with Regard to Emmis if the Offer is Not Completed) and “The Offer” (Section 1 — Terms of the Offer; Section 10 — Source and Amount of Funds; Section 11 — Conditions of the Offer; Section 16 — Fees and Expenses) of the Offer to Purchase and Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company.
     (a)-(b) The information set forth in “Summary Term Sheet”, “Questions and Answers”, “Introduction”, “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with

Emmis; Section 7 — Related-Party Transactions), “The Offer” (Section 8 — Certain Information Concerning Jeffrey H. Smulyan, JS Acquisition and JS Parent) and Schedule B (Security Ownership of Emmis by the Purchaser Group) of the Offer to Purchase and Item 3 “Past Contracts, Transactions, Negotiations and Agreements — Certain Arrangements between Emmis and its Executive Officers, Directors and Affiliates”; Item 6 “Interests in Securities of the Subject Company” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
     (d) The information set forth in “Questions and Answers” and “The Offer” (Section 7 — Certain Information Concerning Emmis Communications Corporation) of the Offer to Purchase and Item 4 “The Solicitation or Recommendation — Intent to Tender” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
     (e) The information set forth in “Introduction”, “Summary Term Sheet”, “Questions and Answers”, “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis; Section 4 — Position of the Board and the Committee) of the Offer to Purchase and Item 4 “The Solicitation or Recommendation” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
Item 13. Financial Statements.
     (a) The information set forth in “The Offer” (Section 7 — Certain Information Concerning Emmis Communications Corporation) of the Offer to Purchase is incorporated herein by reference.
     (b) Pro forma financial information is not material to the Offer.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) None.
     (b) The information set forth in “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) of the Offer to Purchase and Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
Item 15. Additional Information.
     (b) The information set forth in “The Offer” (Section 17 — Miscellaneous) of the Offer to Purchase and Item 8 “Additional Information” of Emmis’ Schedule 14D-9 is incorporated herein by reference.
Item 16. Exhibits.
     (a), (c) and (d) The information set forth in Item 12 (Exhibits) of the Schedule TO and in Emmis’ Schedule 14D-9, including the exhibits thereto and Annex A (Opinion of Morgan Stanley & Co. Incorporated) and Annex B (Materials Prepared for Discussion of Morgan Stanley & Co. Incorporated) thereto is incorporated herein by reference.
     (b) Not applicable.
     (f) The information set forth in Schedule D (§ 23-1-44 of the Indiana Business Corporation Law) of the Offer to Purchase is incorporated herein by reference.
     (g) and (h) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JS ACQUISITION, INC.
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

JS ACQUISITION, LLC
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Executive Vice President, General Counsel and Secretary

Date: June 2, 2010

EXHIBIT INDEX

Exhibit	Description
*(a)(1)(i)	Offer to Purchase, dated June 2, 2010.

*(a)(1)(ii)	Letter of Transmittal.

*(a)(1)(iii)	Notice of Guaranteed Delivery.

*(a)(l)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(l)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(l)(vi)	Letter to Participants in the Emmis Operating Company 401(k) Plan.

*(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.

(a)(1)(viii)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

(a)(1)(ix)	Press Release, dated May 25, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on May 26, 2010).

*(a)(1)(x)	Press Release, dated June 2, 2010, issued by JS Acquisition, Inc.

(a)(2)(i)	Proxy Statement/Offer to Exchange, dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(a)(5)(i)	Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010.

* (a)(5)(ii)	Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010.

* (a)(5)(iii)	Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010.

* (a)(5)(iv)	Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh,Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010.

*(a)(5)(v)	Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010.

(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition, Inc. (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

(d)(ii)	Agreement and Plan of Merger, dated May 25, 2010, by and among JS Acquisition, LLC, JS Acquisition, Inc. and Emmis Communications Corporation (incorporated by reference to Appendix IV to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

(d)(iii)	Securities Purchase Agreement dated May 24, 2010 by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (the “Alden Purchase Agreement”) (incorporated by reference to Appendix II to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

(d)(iv)	Form of Amended and Restated Operating Agreement to be entered into by and among Alden Media Holdings, LLC, Jeffrey H. Smulyan, JS Acquisition, LLC and certain other parties on the date of the closing of the transactions contemplated by the Alden Purchase Agreement (incorporated by reference to Appendix III to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

(d)(v)	Form of Registration Rights Agreement to be entered into by and among JS Acquisition, LLC, Alden Media Holdings, LLC and Jeffrey H. Smulyan on the date of the closing of the transactions contemplated by the Alden Purchase Agreement (incorporated by reference to Exhibit (d)(v) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

(d)(vi)	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC, and the Rolling Shareholders (as defined therein) (incorporated by reference to Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A, filed by Jeffrey H. Smulyan with the SEC on May 27, 2010).

(d)(vii)	Form of Indenture between Emmis Communications Corporation and U.S. Bank National Association, as trustee with respect to the 12% PIK Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit T3C on the Application on Form T-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*	Filed herewith